FILED BY ST. JUDE MEDICAL, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 AND

DEEMED FILED PURSUANT TO RULE 14A-12 OF THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: ST. JUDE MEDICAL, INC.

COMMISSION FILE NO. 1-12441

The following was made available to employees of St. Jude Medical, Inc. on April 28, 2016:

Abbott Resource Center Page 1 of 2 Search by keywords, name. topics  Home Company Products Teams Locations Apps Education Career & Benefits  SJM Central > Company > News And Events a Abbott Resource Center  Contacts Corporate Communications Corporate Communications  Related Documents Mike Rousseau Announcement Press Release Key Message Document Acquisition FAQs Customer Letter Clinical Trial Sites Letter Supplier Letter Distributor Letter   About Abbott*  Corporate Fact Sheet Medical Devices Nutrition Diagnostics Branded Generics Citizenship   Abbott Resource Center   We are currently working with in-country leaders to translate the Related Documents in the following languages. We will post them as soon as they are available:  • Chinese  • French  • German  • Italian  • Japanese  • Portuguese  • Spanish  A message from Mike Rousseau April 28, 2016  Today I am pleased to announce that St. Jude Medical has signed an agreement to be acquired by Abbott, a global healthcare company devoted to improving life through the development of products and technologies that span the breadth of healthcare. Together, we will create a best-in-class combined portfolio with depth and breadth of innovation focused on improving patient outcomes, reducing the cost of healthcare and delivering greater value to our customers. This transaction is valued at approximately $30 billion (including debt), making it the largest acquisition in Abbott’s history and a true testament to the business and brand we have established over the past 40 years.  Abbott believes that SJM is a compelling strategic, financial and cultural fit to enhance their long-term growth and vision. Abbott’s diversified portfolio includes leading offerings in medical devices, diagnostics, nutritionals, and branded generic pharmaceuticals. As a large, multinational company with over $20 billion in sales and 74,000 employees serving customers in more than 150 countries, Abbott will help to enhance our global scale to bring our technologies to more patients in need around the world. Our portfolios are highly complementary. Together, we will offer customers a broad portfolio of solutions across virtually every segment of the cardiovascular care continuum, as well as neuromodulation, holding market leadership positions in many high-growth markets.  The acquisition is expected to close in Q4, at which time SJM will become an important addition to Abbott’s Medical Device businesses. I know that you will have many questions about what this means for the company and for you personally. While we don’t have many of those answers today, I can assure you that Abbott is focused on retaining employees; as they recognize it is our employees who are credited with building such a strong company.  St. Jude Medical has been on the other side of acquisitions numerous times, and I know many of you personally have gone through one or more acquisitions during your career in the medical device industry (including our newest colleagues from Thoratec). Merger and acquisition activity is a well-established dynamic of working in this business, and although it is often a time of uncertainty, it is often also a time of opportunity. I could not be more excited about the opportunity to take our business to the next level and to do it with a company as well-respected as Abbott.  Until the acquisition is closed, SJM and Abbott will continue to operate as two separate and independent companies in the market, and it remains business as usual. We will work to keep you updated on any key milestones throughout the process and answer your questions as best we can. Executive leaders will be working immediately to set up meetings to connect with their teams directly. We have also established a dedicated resource center on SJM Central, keyword: ABBOTT, which will house all relevant information and updates throughout the acquisition process. Here you will find background information on Abbott, a list of frequently asked questions, and letter templates and messaging you can use with customers, suppliers and others.  I recognize that when we have news this big, the potential for distraction in our business is significant. We can’t let that happen. I ask that each of you make it your number one priority in the coming months to stay focused on meeting — and exceeding — our established business goals and continuing to deliver exceptional products and service to our customers. We have the ability as One SJM to rally around this opportunity together and set the stage for one of the most successful mergers in the history of the medical device industry. Visit the ABBOTT Resource Center anytime by going to SJM Central and typing in keyword: ABBOTT  “If you click on the “About Abbott’ links to the right, you will leave St. Jude Medical’s intranet site. St. Jude Medical is not responsible for the content or accuracy of any information prepared by third parties and available outside this site.  Legal Statements  Forward-Looking Statements  This communication contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and assumptions. If such risks or uncertainties materialize or such assumptions prove incorrect, the results of [St. Jude Medical] (“the Company”) and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including the expected benefits and costs of the proposed combination (the “[St. Jude Medical] Merger”) of (St. Jude Medical] and [Abbott]; the expected timing of the completion of the (St. Jude Medical] Merger; the ability to complete the (St. Jude Medical] Merger considering the various closing conditions, including those conditions related to regulatory approvals; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include the possibility that expected benefits from the [St. Jude Medical] Merger may not materialize as expected; that the [St. Jude Medical] Merger may not be timely completed, if at all; that, prior to the completion of the Mergers, the Company’s business may not perform as expected due to [St. Jude Medical] Merger-related uncertainty or other factors; and other risks that are described in the Company’s reports filed with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks described in the Company’s Annual Report on Form 10-K for its fiscal year ended January 2, 2016. The Company assumes no obligation and does not intend to update these forward-looking statements, except as required by applicable law.  Additional Information

In connection with the [St. Jude Medical] Merger, the Company and [Abbott] will be filing documents with toe SEC, including the filing by [Abbott] of a registration statement on Form S-4, and the Company intends to mail a proxy statement regarding the proposed [St. Jude Medical] Merger to its shareholders that will also constitute a prospectus of [Abbott]. Before making any voting or investment decision, investors are urged to read the proxy statement/prospectus when it becomes available because it will contain important information about the proposed transaction. You may obtain copies of all documents filed with the SEC regarding these transactions, free of charge, at the SEC’s website (www.sec.gov), by accessing the Company’s website at [WEBSITE] under the heading “Investor Relations” and then under the link “SEC Filings,” and from the Company by directing a request to [St. Jude Medical].  The Company and its directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the [St. Jude Medical] Merger. You can find information about the Company’s directors and executive officers in its definitive proxy statement filed with the SEC on March 22, 2016. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You can obtain free copies of these documents from the Company using the contact information above.  No Offer or Solicitation  The information in this communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.  Confidential — For Internal Use Only —© 2016 Si Jude Medical, Inc. — Legal Notice